September 15, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Johnny Gharib, Esq.

Re:	Viking Therapeutics, Inc.
Registration Statement on Form S-1
Registration No. 333-197182

Acceleration Request

Requested Date:	Wednesday, September 17, 2014
Requested Time:	4:00 p.m., Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Oppenheimer & Co. Inc. and Roth Capital Partners, LLC, as representatives of the several underwriters, hereby join Viking Therapeutics, Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-197182) (the “Registration Statement”) to become effective on Wednesday, September 17, 2014 at 4:00 p.m., Eastern Daylight Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 1,547 copies of the Preliminary Prospectus dated September 8, 2014 through the date hereof, to underwriters, dealers, institutions and others.

We will, and we have been informed by the participating underwriters that they will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

Very truly yours,

OPPENHEIMER & CO. INC.

By:	/s/ Douglas Cameron
Name: Douglas Cameron
Title: Head of Equity Capital Markets

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron M. Gurewitz
Name: Aaron M. Gurewitz
Title: Head of Equity Capital Markets

cc:	Michael D. Maline, Esq., Goodwin Procter LLP
Jeffrey T. Hartlin, Esq., Paul Hastings LLP